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September 10, 2007

Ms. Jill Davis,
     Branch Chief,
           Division of Corporation Finance,
                 Securities and Exchange Commission,
                      100 F Street, N.E., Stop 7010,
                           Washington, DC 20549.

Re:	Rio Tinto Group

Dear Ms. Davis,

              I refer to your letter dated September 6, 2007 to Mr. Guy Elliott of Rio Tinto plc and my telephone conversation with Mark Wojciechowski on September 10, 2007 regarding the Company’s request for an extension of the due date for responding to your letter.  The Company confirms that it intends to submit its responses to the Staff’s comments by October 5, 2007.

              The Company appreciates your cooperation in extending the due date for their response.

Sincerely yours, /s/ Kathryn A. Campbell Kathryn A. Campbell

cc:	Mark Wojciechowski (Division of Corporation Finance) Mr. Guy Elliott (Rio Tinto plc)

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